Correspondence

April 24, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Joe McCann

Re:	Riot Blockchain, Inc. Current Report on Form 8-K filed October 4, 2017 Response dated March 26, 2018 File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Blockchain, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the Staff's comment letter dated April 13, 2018 (the "Comment Letter").

The Comment Letter relates to an October 4, 2017 Current Report on Form 8-K (the "October 2017 8-K") that reported a single investment made by the Company.  That investment involved an approximate 10.9% ownership interest in a privately-held Canadian operating company with warrants that would equate to an addtional 3.8% if exercised.

The Comment Letter seeks information concerning  questions related to the Investment Company Act of 1940 (the "1940 Act") accounting matters for transactions and results relative to acquisitions not made until the first quarter of 2018 which principally have not yet been accounted for in any periodic report filed with the SEC.  Our client has endeavored to provide the Staff with reasoned answers to the Comment Letter questions being raised and notes that responses to forward looking periods on matters unrelated to the October 2017 8-K is the subject of ongoing review by the Company's accounting advisors, which is what has been summarized herein.    These matters (the ongoing nature of review and the regulatory uncertainty under the 1940 Act) have been extensively addressed in the Company's disclosures (including under "Risk Factors") included in its 2017 Annual Report on Form 10-K filed April 17, 2018 (the "2017 Annual Report") and in Risk Factor disclosures in the public SEC filings dating back to the Company's Current Report on Form 8-K filed October 23, 2017.

The below responses are directed to resolving open issues concerning the October 2017 8-K on which the Staff has provided its comments, the bulk of which apply to subsequent events occurring and which have been addressed in the 2017 Annual Report filed April 17, 2018 and the results of which will be initially reported on the Quarterly Report for the first quarter of 2018 expected to be filed on or prior to May 15, 2018.

SEC Comment

Response Dated March 26, 2018

General

1.
We note your response to prior comment 3. It appears from your response that you consider your digital assets (including bitcoin, bitcoin cash and litecoin) to be intangible assets but that you do not believe the existing accounting model for intangible assets best reflects the economics of these unique assets. We do not believe you have provided a sufficient basis to justify a departure from the required accounting treatment for intangible assets under ASC 350. Please advise.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036
T (212) 930 9700 | F (212) 930 9725 | www.srfkllp.com

Response:

Digital assets technically meet the definition of an intangible asset, as intangible assets are those that lack physical substance. This model results in holdings of digital assets being recorded at the cost of acquisition, subject to impairment. That is, the model will only capture declines in the value of the digital assets, not increases.

In the Company's opinion, while digital assets meet the strict definition of intangible assets, this model does not best reflect the nature and economics of digital assets, which have unique characteristics that differ from most intangible assets. While digital assets have no physical substance, many are traded on exchanges (unlike other intangibles), are designed to be accepted as payment for other goods and services (which is very infrequent for intangibles), and their value is subject to significant volatility. The Company believes these differences are fundamental, and point to the appropriateness of a fair value model.

This position is reflected in and consistent with "PWC's Point of View Cryptocurrencies" (March 2018).

2. We note your response to prior comment 2. Your response focuses on whether you meet the definition of an investment company under Section 3 of the Investment Company Act of 1940 ("40 Act"). Notwithstanding your determination of your 40 Act status, please provide specific responses to each bullet of prior comment 2 and any additional information necessary to understand your conclusion that you are not an investment company for U.S. GAAP purposes under ASC 946.

Response:

Provided below are responses to each of the bullet points set forth in the comment letter of the Staff dated March 8, 2018 ("prior comment 2" referred to above).  The Company notes that the bullet points set forth in that comment letter are consistent with the guidance in ASC 946-10-15-6 that sets forth the fundamental characteristics of an investment company under U.S. GAAP, and the Company has added the implementation guidance in ASC 946-10-55-4 through 55-10 that illustrates these concepts. The Company has evaluated this accounting guidance in conjunction with its advisors who have addressed the bullet points set forth below and concludes that the Company does not have the fundamental characteristics of an investment company for U.S. GAAP purposes under ASC 946.

U.S. GAAP describes the following fundamental characteristics of an investment company:

946-10-15-6 An investment company has the following fundamental characteristics:
a. It is an entity that does both of the following:
1. Obtains funds from one or more investors and provides the investor(s) with investment management services
2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.
b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

946-10-55-4: An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

946-10-55-5: An investment company may provide investing-related services (for example, investment advisory or transfer agent services) to other entities, directly or indirectly through an investment in an entity that provides those services, as long as those services are not substantive. However, an investment company may provide substantive investing-related services, directly or indirectly through an investment in an entity that provides those services, if the substantive services are provided to the investment company only.

Responsive information below appears in the  various Company  public filings and reports, most recently as set forth in the Company's 2017 Annual Report  filed with the SEC on April 17, 2018.

• Describe for us the company's design, business purpose(s), and how it holds itself out to investors.

The Company describes its business activities as follows in the Annual Report:

The Company, since late 2017, has directed its efforts towards blockchain and cryptocurrency businesses.  Specifically, the Company has begun to enter businesses involving cryptocurrencies and intends, in the near, future, to consider entering and evolving businesses related to these types of cryptocurrencies.  This strategy represents a departure from the Company's historical mission following several failed efforts to obtain regulatory approval for new drugs and the manufacture and distribution of specialized medical equipment.   The Company experienced large accumulated losses from those efforts and determined to control expenses and seek to curtail ongoing losses expected from those efforts which were effectively ended after a new management team and board of directors joined the Company during 2017 and early 2018.

New Business Initiative in Blockchain and Cryptocurrency Mining.

The Company is building a cryptocurrency mining operation, operating specialized computers (also known as "miners") that generate cryptocurrency (primarily Bitcoin).   As of December 31, 2017, the Company owned 1,200 miners acquired with the Kairos Global Technology, Inc., ("Kairos") acquisition in November 2017. During February 2018 in two separate transactions the Company acquired an additional 6,800 miners bringing the total miners owned to 8,000.  During February 2018, Kairos entered into a lease agreement for approximately a 107,000-square foot facility in Oklahoma City, Oklahoma, which included data center improvements. Upon the execution of the facility lease the Company began consolidating all of its miners at the data center facility.  As of March 31, 2018, approximately 3,500 of the miners were installed and operating.

The Company utilizes specialized servers manufactured by Bitmain. Many of these servers are in short supply and the cost of acquisition of servers especially in large quantities, when available, varies widely.   The Company has acquired all of its servers from third parties, some of whom were shareholders in the Company as well, and certain of the acquisitions have included access to operating facilities, support and related equipment for which the Company has paid a premium over the listed retail cost from the manufacturers.  The Company's current facility in Oklahoma was obtained as part of its overall transaction with Prive.  It is expected that this shortage condition may continue and that in order to continue to grow the Company may need to continue to source mining equipment that may become available from third parties.  We participate in mining pools wherein groups of miners associate to pool resources and earn cryptocurrency together allocated to each miner according to the "hashing" capacity they contribute to the pool.  As it relates to Bitcoin, the hash rate is the speed at which a computer is completing an operation in the Bitcoin code, and hashing capacity would be a miner's total output.  A higher hash rate increases the opportunity of solving the next block and receiving the mining reward.  Mining pools were established to help limit the variance involved with competing to solve blocks.  As more and more miners competed for the limited supply of blocks, individuals found that they were working for months without finding a block and receiving any reward for their mining efforts.  To address this variance, miners started organizing into pools to share mining rewards more evenly on a pro rata basis based on total hashing capacity contributed to the mining pool.

In addition to mining, we are seeking to pursue our diversified blockchain and cryptocurrency focused strategy, in part through targeted investments in, and acquisitions of, businesses and assets within the blockchain ecosystem. As of December 31, 2017, we owned approximately 12.9% of goNumerical Ltd., (d/b/a "Coinsquare") which operates a leading Canadian exchange for purchasing and selling cryptocurrencies.  We also subsequently invested $200,000 in a convertible note of Verady, LLC, which seeks to provide accounting, audit and verification services for blockchain based assets such as cryptocurrencies.  We also own approximately 52% of Tess Inc., ("Tess") which is developing TessPay and other blockchain solutions for telecommunications companies. TessPay is a payments ecosystem for component and sub-component supply chain settlements (payments).  Subsequent to December 31, 2017, we formed Digital Green Energy Corp., a wholly owned subsidiary, which is seeking to identify environmentally friendly projects with large energy capacity and a cost-effective rate for energy for cryptocurrency mining operations and data center projects.

Logical Brokerage Corp

On March 27, 2018 we acquired 92.5% of Logical Brokerage Corp. ("Logical Brokerage") for a $600,000 cash payment. Logical Brokerage is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker and a member of the National Futures Association ("NFA").  The Company believes that Logical Brokerage will allow the Company to investigate the establishment of a futures brokerage operation and a U.S. digital currency exchange operating lawfully in several states, and a futures brokerage operation, although there can be no assurance the Company will be successful. Neither the CFTC nor the NFA regulate spot-market digital currency exchanges or activity, although the CFTC's jurisdiction is implicated when there is fraud or manipulation involving a virtual currency traded in interstate commerce.

As described above, the Company has substantive activities other than investing activities.  Further, the Company does have significant assets or liabilities other than those relating to its investing activities.  Such significant assets include data center locations performing mining activities and related infrastructure (electricity and cooling) for these properties and liabilities such as lease liabilities associated with such business.  The Company does not provide investing-related services to other entities.

• Identify for us examples of your public disclosure referenced in your response that indicates that the company's business purposes consist of both capital appreciation and investment income.

1 Update includes the business activities described in the Annual Report continuing to be applicable to March 31, 2018, the end of the current fiscal quarter.

U.S. GAAP describes the following:

946-10-55-6: Evidence of the entity's business purpose and substantive activities may be included in the entity's offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity's business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for realizable capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are, the documents show that the Company's business purpose is inconsistent with the business purpose and substantive activities of an investment company.

See our response above, which quotes the descriptions of the Company's business purpose and substantive activities which appear in the Annual Report.  In addition, in a Business Update press release issued April 17, 2018 the Company's business purpose is presented to investors and clearly identifies that the Company satisfies the business purposes that are inconsistent with the business purposes and substantive activities of an investment company.  As stated therein the Company (via its leased datacenter facilities in which it consumes energy and computer services to generate cryptocurrency) had generated during March 2018 69 Bitcoins  and 44 Bitcoin Cash from operations, owns interests in both goNumerical and Tess/Cresval which through jointly developing, producing or marketing, have significant value "step-ups" since the investments were made.   The principal purpose of these investments is presented to investors as being the ability to enter into different channels related to the business purpose of investing in business opportunities covering a wide spectrum of the blockchain ecosystem.  See Current Report on Form 8-K filed by the Company on April 19, 2018 with Business Update as Exhibit 99.1 thereto.  Although these investments have capital appreciation, the documents show that the Company's business purpose is inconsistent with the business purpose and substantive activities of an investment company.

• Clarify for us whether you have identified or intend to identify potential exit strategies for the company's investments through which the company can realize capital appreciation.

U.S. GAAP provides the following additional guidance on exit strategies of investment companies:

946-10-55-7: An entity's investment plans also provide evidence of its business purpose and substantive activities. Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments. Although the entity may not yet have determined the specific method or timing of disposing of an investment, the fact that it has identified potential exit strategies through which it can realize capital appreciation provides evidence that its business purpose and substantive activities are consistent with those of an investment company. The entity need not document specific exit strategies for each individual investment held for the purpose of realizing capital appreciation but should identify potential exit strategies for different types or portfolios of investments held with the purpose of realizing capital appreciation.

Disposal of investments only during liquidation or to satisfy investor redemptions are not exit strategies. Therefore, an entity should have a plan to dispose of its investments before liquidation when its business purpose and substantive activities include realizing capital appreciation. An investment company whose business purpose and substantive activities are to invest for returns only from investment income does not require an exit strategy for its investments.

As discussed above, the Company presents to investors a  strategy as one that "consists of operating one of the largest cryptocurrency mining operations owned by a publicly listed company; identifying unique projects which decentralize markets; combining real world applications with an active development team, strong fundamentals, and large addressable markets."

While the Company's business strategy consists of operating its businesses as activities, the Company has unrealized potential capital appreciation on several investments.  While no determination has been made, the Company is monitoring developments around three investments which could generate returns from its investments that are not "exit strategies" of an investment company business.  Even if exited, the Company's other activities, such as mining and expansion of its activities in other arenas, reflect a business purpose which is inconsistent with the business purpose and substantive activities of an investment company.

1. Several subsequent goNumerical financings have been at valuation increments reflecting an approximate 15 fold value increase over the value at which the Company's first investment was made, valuing goNumerical's Coinsquare at approximately CAD $430 million.  Should an appropriate purchaser of goNumerical seek to acquire all or a controlling interest in goNumerical the Company would evaluate participating in such transaction as a full or partial exit strategy.  These opportunities to provide returns on investment are not presented to investors for the purpose of describing the income or capital appreciation or exit strategies of an investment company.  At the time of any partial or other disposition the Company would continue to own its other assets being operated for business purposes and would not liquidate or exit all of its investments so as to maintain and continue its business purpose.

2. In October 2017 the Company acquired 52% majority interest in Tess, Inc. ("Tess") for $320,000 cash plus 75,000 shares of Company stock.  During the first quarter of 2018, Tess agreed to merge with a Canadian public company Cresval Capital Corp. ("Cresval") which was announced by the Company on January 17, 2018 (See https://www.prnewswire.com/news-releases/riot-blockchains-tesspay-enters-definitive-agreement-for-transaction-with-publicly-traded-cresval-capital-corp-300583740.html). The Company's efforts are consistent with ASC 946-10-55-6 in which with Tess it is "jointly developing, producing, or marketing products with its investees" reflect its business purpose and is inconsistent with the business purpose and substantive activities of an investment company.

3. Logical Brokerage, Inc. ("Logical"), a CFTC licensed registrant, is exploring establishing a US cryptocurrency exchange.  The Company's efforts reflect "jointly developing, producing, or marketing products with its investees" that are a business purpose and inconsistent with the business purpose and substantive activities of an investment company.

• Provide us with a description of the various business activities performed by the company and each of its consolidated subsidiaries and the nature of the returns generated by such activities (e.g., capital appreciation, investment income or operating income). For each entity, clarify whether it develops, produces or markets products and services (other than investment management services) for/to its customers.

U.S. GAAP provides the following additional guidance regarding activities that would be inconsistent with the characteristics of an investment company:

946-10-55-8: An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. Examples of relationships and activities that would be inconsistent with the characteristics of an investment company include any of the following:
a. The entity or its affiliates acquire, use, exchange, or exploit the processes, assets, or technology of an investee or its affiliates. This includes the entity or its affiliates having disproportionate or exclusive rights to acquire assets, purchase an asset from an investee if the asset's development is deemed successful).
b. There are other arrangements between the entity or its affiliates and an investee or its affiliates to jointly develop, produce, market, or provide products or services.
c. An investee or its affiliates provide financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or its affiliates to provide returns or with the objective of providing returns other than capital appreciation or investment income. The guidance in this paragraph does not prohibit an investment company from using its investments in its investees as collateral for any of its borrowings.
d. An affiliate of the entity holds an option to purchase from the entity ownership interests in an investee at an amount other than fair value.
e. There are transactions between the entity or its affiliates and an investee or its affiliates that meet any of the following:
1. They are on terms that are unavailable to entities that are not affiliates of the investee.
2. They are not at fair value or are not conducted at arm's length.
3. They represent a substantive portion of the investee's or the entity's business activities, including business activities of affiliates of the entity or affiliates of the investee.

946-10-55-9: An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity's investees should not affect the entity's assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

The Company's consolidated subsidiaries as of the date hereof (as noted above, to be reported upon in the first quarter of 2018 Quarterly Report on Form 10-Q expected to be filed on or prior to May 15, 2018) consist of Kairos Global Technology Inc. ("Kairos") (100%) whose activities consist of blockchain verification and transaction services generating cryptocurrency assets for the Company utilizing specialized computer equipment owned by the Company which are expected to be reported as fixed assets. Tess (52%) is involved in developing blockchain and payment solutions for the telecommunications industry for further license or sale which is expected to be a component of the Company's core operating activities.  Digital Green Energy, Inc. ("Green") (100%) seeks to identify environmentally friendly projects with large energy capacity and cost-effective rates for mining and data center projects to be a component of the Company's core operating activities.  Logical (92.5%) seeks to investigate launching a licensed cryptocurrency exchange, which is also expected to be a component of the Company's core business operating activities.  Other than Tess, acquired in late 2017, none of these companies has been included in any consolidated financial statements filed to date.  As noted previously, each of these businesses develops, produces and markets or plans to develop, produce and market products and services that support the Company's efforts to build a business that supports the blockchain ecosystem providing goods and services and is a business purpose that is inconsistent with the business purpose and substantive activities of an investment company without providing or representing it is providing investment management services related to such subsidiaries affairs.

• Describe for us the activities of the company's officers and directors (e.g. seeking investments for capital appreciation and/or investment income or for the purpose of providing goods and services to customers).

U.S. GAAP provides the following additional guidance with respect to activities that an investment company may perform for its investees:

946-10-55-10 :An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee.
b. Financial support, such as a loan, capital commitment, or guarantee.

The Company is structured as a holding company, consisting of a public parent with a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, with ownership/investees that are  wholly-owned or majority-owned subsidiaries, and minority investments.

The Company's directors do not provide any services to the holding company or its subsidiaries and investees related to seeking investments or providing goods and services to customers. The directors meet periodically as a board or committee and provide services pursuant to the by-laws of the Company of such as the review of management performance and compensation matters, governance and nominations, and general oversight of the business, including strategy and budgets.

The officers of the holding company provide day to day business operations support by managing the operating subsidiaries and overseeing performance and the development of operations that would provide goods and services to customers (such as research and development related to efficient cryptocurrency mining and cryptocurrency exchange services).  In furtherance of its strategy, management from time to time has and continues to seek to acquire assets (such as Antminer S9 servers and electrical and cooling capacity at leased data center facilities) to operated and that add to the Company's income generating capabilities and for the delivery of services consisting of mining digital assets for its own account or for conversion into fiat currency, and to launch  new businesses and service offering to prospective customers in furtherance of its goals.  The objectives of holding company officers are overseeing the smooth operation of the mining operation, growing the mining operation with the addition of computer servers, assuring adequate resources for mining such as real estate, electrical power, cooling, software to monitor and maintain operations, and technically proficient engineers and operators to assure continuous operation.  With respect to Tess and Digital Green the holding company's officers principally interact with the senior executive management of those companies.  With respect to Logical, the holding company's officers are actively managing the roll out and plan to develop a U.S. based cryptocurrency exchange by performing services as follows: interacting with regulatory lawyers experienced with commodities regulation and banking laws; recruitment of regulatory compliance and other personnel; preparing and adopting operating procedures and processes; acquiring and developing white label software solutions; and establishing Know Your Client and anti-money laundering procedures that will be adopted.

The services described above are substantial business activities designed to further the Company's overall business strategies and are not for the sole purpose of maximizing returns from capital appreciation and/or investment income on subsidiaries or investees.

3.      The Company's responses 2 and 4 state that the Company is exempted from the section 3(a)(1)(C) definition because the Company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or business other than that of investing, reinvesting, owning, holding, or trading in securities pursuant to section 3(b)(1) exemption. In your response, please provide us with additional sufficient detail to assess your analysis of the exemption. Please include in your response additional sufficient detail on the Tonopah Mining Company of Nevada (26 S.E.C. 426 (1947)) factors you noted in your response. Please note that we are continuing to evaluate your responses, and may have additional comments.

Response:

We note for the Staff that this line of comments is directed to activities that only were commenced during the first quarter of 2018 and as such have yet to be included as results of oeprations in any required periodic report filed with the SEC.  Accordingly, the Staff is requesting the forward looking views of the Company and its advisors while not considering thetiming disparity between the questions appearing in the Comment relative to reports that would include information requested.  As of December 31, 2017 the Company merely had purchased a 10.9% interest in an operating Canadian private company (with warrants to purchase an additional 3.8%) operating in the blockchain/cryptocurrency industry and it owned a revenue generating veterinary license and was evaluating steps associated with exiting from a failed investment in medical machinery and development businesses.  The Company has never held itself out or presented itself as an investment manager or investment advisor with respect to any of these businesses, and does not believe its acquisitions and investment strategy to indicate to the contrary to investors.

The Staff seeks analysis of the five-part test in Tonopah Mining Company of Nevada.  The SEC's 1947 decision in In re Tonopah Mining established a five factor test for determining whether a company is primarily engaged in the business of investing in securities. The factors are: 1) the company's history; 2) the way it presents itself to the public; 3) the activities of its officers and directors; 4) the nature of its assets; and 5) the sources of its income.  In 2007 the Seventh Circuit decided against the SEC in an important ruling, SEC v. National Presto Industries2 qualifying the five factor test.  None of the five factors would be applicable to the Company in the context of the October 2017 8-K, nor as of the Annual Report filing.

Medical and Drug Development Businesses.  Prior to October 2017 and as described in each of the Company's periodic reports through and including the Quarterly Report on Form 10-Q for the period ended September 30, 2017 the Company was solely engaged with its own staff, management, assets and employees in drug development and medical equipment business and at no time within the periodic reporting period of the Staff comments had any investment company type activities appeared in its periodic reports.

1)	The company's history.
Drug development and medical equipment has been pursued since at least 2012 under various names.  As stated in the Company's 2012 Registration Statement on Form S-1:

________________________
2 2007 U.S. App. LEXIS 11345 (7th Cir. 2007).

We are developing a blood test, AppyScore™, that is intended to be used by emergency department physicians to aid them in the rule out decision of possible appendicitis in children, adolescent and young adult (ages 2-20) patients that present with abdominal pain.  We are aware of no blood test that is cleared by the Food and Drug Administration (FDA) for the purpose of aiding in the ruling out of appendicitis and are not aware of any current competitors in this area.   We expect the main benefit of AppyScore will be to provide the physician with objective information that will aid in the identification of patients at low risk for appendicitis and thereby potentially reducing the number of expensive and potentially hazardous computed tomography (CT) scans that are currently performed on these patients.  In addition, we believe the test will potentially save significant costs through both the reduction of CT scans and improved patient throughput in crowded emergency departments.  We are in the final stages of development and intend to commence an FDA pivotal trial in the summer of 2012 and potentially commence marketing AppyScore outside the United States in the second half of 2012.

As stated in the Company's Quarterly Report on Form 10-Q filed November 30, 2017:

Note 8.  Animal Health License Agreements:

Effective May 1, 2004, Washington University in St. Louis ("WU") and the Company entered into an Exclusive License Agreement ("WU License Agreement"), which granted the Company exclusive license and right to sublicense WU's technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU's patents (as defined in the WU License Agreement) expire.  The Company agreed to pay minimum annual royalties of $20,000 during the term of the WU License Agreement and such amounts are creditable against future royalties.  Royalties payable to WU under the WU License Agreement for covered product sales by the Company carry a mid-single digit royalty rate and for sublicense fees received by the Company carry a low double-digit royalty rate.  The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage.  The WU License Agreement is cancelable by the Company with ninety days advance notice at any time and by WU with sixty days advance notice if the Company materially breaches the WU License Agreement and fails to cure such breach.

In July 2012, the Company entered into an Exclusive License Agreement (the "License Agreement") with Ceva Santé Animale S.A. ("Licensee"), pursuant to which the Company granted the Licensee an exclusive royalty-bearing license, until December 31, 2028, to the Company's intellectual property and other assets, including patent rights and know-how, relating to recombinant single chain reproductive hormone technology for use in non-human mammals (the "Company's Animal Health Assets"). The License Agreement is subject to termination by the Licensee (a) for convenience on 180 days prior written notice, (b) in the Licensee's discretion in the event of a sale or other disposal of the Company's animal health assets, (c) in the Licensee's discretion upon a change in control of the Company, (d) for a material breach of the License Agreement by the Company, or (e) in the Licensee's discretion, if the Company becomes insolvent.  The License Agreement is also terminable by the Company if there is a material breach of the License Agreement by the Licensee, or if the Licensee challenges the Company's ownership of designated intellectual property.  The License Agreement includes a sublicense of the technology licensed to the Company by WU. Under the terms of the WU License Agreement, a portion of license fees and royalties the Company receives from sublicensing agreements will be paid to WU. The obligation for such license fees due to WU is included in accrued expenses at September 30, 2017.

Under the License Agreement, the Licensee obtained a worldwide exclusive license to develop, seek regulatory approval for and offer to sell, market, distribute, import and export luteinizing hormone ("LH") and/or follicle-stimulating hormone ("FSH") products for bovine (cattle), equine and swine in the field of the assistance and facilitation of reproduction in bovine, equine and swine animals.

Under the License Agreement, as of September 30, 2017, the following future milestone payments are provided, assuming future milestones are successfully achieved:

●	milestone payments, totaling up to a potential of $1.1 million in the aggregate, based on the satisfactory conclusion of milestones as defined in the License Agreement;

●	potential for milestone payments of up to an additional $2 million for development and receipt of regulatory approval for additional licensed products; and

●	royalties, at low double digit rates, based on sales of licensed products.

Revenue recognition related to the License Agreement and WU License Agreement is based primarily on the Company's consideration of ASC 808-10-45, "Accounting for Collaborative Arrangements."  For financial reporting purposes, the license fees and milestone payments received from the License Agreement, net of the amounts due to third parties, including WU, have been recorded as deferred revenue and are amortized over the term of the License Agreement.  License fees and milestone revenue currently totaling a net of approximately $1,556,000 commenced being amortized into income upon the July 2012 date of milestone achievement. As of September 30, 2017, deferred revenue of $96,698 has been classified as a current liability and $992,792 has been classified as a long-term liability. The current liability represents the next twelve months' portion of the amortizable milestone revenue. During each of the nine months ended September 30, 2017 and 2016, $72,524 was recorded as the amortized license fee revenue arising from the License Agreement.

During the quarter ended March 31, 2017, the Company made the decision to discontinue the operations of its wholly-owned subsidiary BDI. BDI had developed a proprietary Enhanced Surface Plasmon Resonance technology platform for the detection of molecular interactions. The decision to adopt this plan was made following an evaluation by the Company's Board of Directors in January 2017 of the estimated results of operations projected during the near to mid-term period for BDI, including consideration of product development required and updated sales forecasts, and estimated additional cash resources required. The Company expects to dispose of the assets and operations during 2017 by selling the assets and licensing the intellectual property rights.   The Company has recognized the exit of BDI in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of BDI, following its 2016 acquisition, have been classified as discontinued operations.

2)	The way it presents itself to the public.
In October 2017 the Company held itself out to the public with the following statements, as appeared in its press release.  Investment exposure in blockchain technology (goNumerical and Tess) was first exposed to the risks and volatility enumerated in a new set of important Risk Factors which were filed October 23, 2017.

(See https://www.sec.gov/Archives/edgar/data/1167419/000107997317000595/riot_8k.htm).

About Riot Blockchain (October 17, 2017 press release) below also presents how the Company presents itself to the public:

Riot Blockchain Inc. (formerly Bioptix, Inc.) leverages its expertise and network to build and support blockchain technology companies. It is establishing an Advisory Board with technical experience intending to become a leading authority and supporter of blockchain and provides investment exposure3 to the rapidly growing blockchain ecosystem. For more information, visit http://www.riotblockchain.com/.

The company continues to generate revenues and expects to continue to generate revenues and maintain its existing Bioptix business line and its royalty license stemming from an Exclusive License Agreement with Ceva Santé Animale S.A. ("Licensee"), providing an exclusive worldwide royalty-bearing license, until December 31, 2028, to develop, seek regulatory approval for and offer to sell, market, distribute, import and export luteinizing hormone ("LH") and/or follicle-stimulating hormone ("FSH") products for cattle, equine and swine for the assistance and facilitation of reproduction.

(See  https://www.riotblockchain.com/news-media/press-releases/detail/10/bioptix-changing-name-to-riot-blockchain-as-company-shifts)

3)	The activities of its officers and directors.
Through the first quarter of 2018 the officers and directors of the Company are actively engaged in running the majority and wholly-owned businesses, and not as mere investment managers.  Their day to day jobs consist of overseeing the mining operation, hiring, financial reporting, acquisition of assets to be used in the business (servers) and their deployment, software, cybersecurity, and interacting with the managements of its subsidiary and minority owned businesses.  Additionally, management participates in capital formation activities, legal and regulatory review and policy, efforts to launch new operating businesses (such as Tess and Logical) and other active management functions associated with the operation of the businesses.

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3 The Company  believes this phrase was used once in a release and has since ceased using the phrase investment exposure to the rapidly growing blockchain ecosystem in its public filings and releases but asserts that the meaning was intended to reflect that an investor would be able to invest in a managed blockchain operating business.

4)	The nature of its assets.
As described above, the Company's consolidated subsidiaries as of the date hereof consist of Kairos Global Technology Inc. ("Kairos") (100%) whose activities consist of blockchain verification and transaction services generating cryptocurrency assets for the Company utilizing specialized computer equipment owned by the Company which are expected to be reported as fixed assets and the subsequent depreciation recorded as a component of operating activities, Tess (52%) involved in developing blockchain and payment solutions for the travel industry for further license or sale which is expected to be a component of the Company's core operating activities, Digital Green Energy, Inc. ("Green") (100%) seeking to identify environmentally friendly projects with large energy capacity and cost-effective rates for mining and data center projects which is expected to be a component of the Company's core operating activities, and Logical (92.5%) which is seeking to develop a licensed cryptocurrency exchange which is expected to be a component of the Company's core operating activities. As noted previously, each of these businesses develops, produces and markets or plans to develop, produce and market products and services (other than investment management services) for/to its customers and the Company does not provide any investment management services.

5)	The sources of its income.
Prior to the fourth quarter of 2017 all of the Company's income was from drug development, animal health licensing and medical equipment sales and services.  During the fourth quarter of 2017 the Company began to realize revenues (and income) from operating its specialized servers generating cryptocurrency.

Prior to the "Presto" ruling, the most important factor in the eyes of the SEC was the nature of the company's assets. The Seventh Circuit, however, considered this focus to be too myopic. The court asked "[w]hat sense would it make to enact a law using 40 percent as a threshold in Section 3(a)(1)(C)," yet convert Section 3(b)(1) into still another purely numbers-based test? The court weighed all five factors in the Tonopah test to conclude that Presto was not an investment company. Unlike other companies that had been found to be inadvertent investment companies, Presto still had active business operations and its managers spent roughly 95 percent of their time running the company's consumer products and military ordnance business. In addition, although Presto's balance sheet may have been heavily weighted with investment securities, its public representations and business focus were those of an operating company. The court's analysis gave significant weight to this last point, looking closely at "the beliefs the company is likely to induce in investors."  As in Presto, the Company's public representations and business focus are clearly those of an operating company.  Investors are not likely to be induced into thinking the Company is an investment company. As discussed above, its historical development and public representations of policy illuminate how the Company is primarily engaged in the business of acquiring, operating and supporting (through management and investments) blockchain related non-investment company businesses and mining for its own account, and its management spends the vast majority of its time overseeing and executing this strategy (i.e., not engaging in short-term securities trading or investing activities). Currently Riot and its majority owned subsidiaries employ a total of approximately 24 employees, 3 of whom are less than full time. Of the total employees, 7 are executives and officers (all hands-on in day-to-day operations), 6 are in finance, accounting and administrative, (including the Company's public reporting functions), 5 are focused on sales and marketing like functions, 4 are dedicated to technical services for platform, web and software development and 2 are in business development, one of whom is part-time.

Sincerely, /s/ Harvey Kesner Harvey Kesner, Esq.